Filed by Agrium Inc. (Commission File No. 333-157966) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CF Industries Holdings, Inc.

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium reports first quarter results, provides guidance for the second quarter

May 6, 2009—ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today a net loss for the first quarter of $60-million ($0.38 diluted loss per share), compared with the net earnings of $195-million in the first quarter of 2008 ($1.23 diluted earnings per share). The first quarter results include non-qualifying natural gas and power hedge losses of $69-million ($0.30 diluted loss per share) and a $10-million ($0.04 diluted loss per share) expense in stock-based compensation in the quarter. The results also include an inventory write-down of $18-million ($0.08 diluted loss per share) associated with our Wholesale purchase for resale business. Excluding these items our net earnings would have been $7-million ($0.04 diluted earnings per share).

“Spring applications have now commenced in all of our North American markets and the outlook for our business is strong. The first quarter is traditionally our weakest quarter, as we build inventories in preparation for the spring season. This year’s results were also impacted by the drop in potash demand, a short-term squeeze on retail nutrient margins and the late spring. The decrease in potash volumes versus 2008 and the costs associated with production curtailments resulted in reduction in gross profit of approximately $180-million. We anticipate demand for potash to recover in the second half of 2009.”1 said Mike Wilson, Agrium President and CEO.

“Retail crop nutrient margins were impacted by the significant decline in nitrogen and phosphate prices in the fourth quarter of 2008, but we expect our margins will recover as we move through the spring season. The strength of our crop protection and seed sales will continue to be evident this year, and despite lower than average crop nutrient margins in the first half of 2009 we expect EBITDA from our Retail business to be close to one-half billion dollars in 2009.”1

With respect to Agrium’s proposal to acquire CF Industries Holdings, Inc. (“CF”), Mr. Wilson stated “We remain fully committed to acquiring CF and will continue to seek discussions with CF for a mutually beneficial transaction that delivers additional value for our respective shareholders. We have repeatedly advised CF and its shareholders that we would be prepared to increase our offer further if CF can demonstrate additional value.”

[1]	See disclosure in the section “Outlook, Key Risks and Uncertainties” in our 2009 first quarter MD&A and additional assumptions in the section “Management’s Discussion and Analysis”.

Agrium is providing guidance for the second quarter of 2009 of $1.70 to $2.10 diluted earnings per share, or $2.00 to $2.40 diluted earnings per share excluding estimated hedging losses and stock based compensation expense.1

KEY RESULTS AND DEVELOPMENTS

•

Wholesale per tonne margins for all three nutrients were strong, with margins for our phosphate and urea well above $100 per tonne and potash at $276 per tonne. However, crop nutrient demand in North America and globally is expected to be significantly lower in 2008/09 fertilizer year than the previous year. We expect North American demand for the 2008/09 fertilizer year to be about 10 percent lower for nitrogen (spring over spring demand to be flat to slightly higher), phosphate 25-35 percent lower (spring over spring down about 5-15 percent) and potash 30-40 percent lower (spring over spring down about 10-20 percent).

•

Retail margins in the first half of 2009 will be impacted by the high retail inventories following the fall season combined with the unprecedented decline in nitrogen and phosphate prices in the fourth quarter of 2008. Despite these conditions, we expect to largely sell out of our current crop nutrient inventory positions by the end of the spring season and do not anticipate any inventory write-down in our Retail business.[1]

•	The completion of the share swap for the MOPCO Egyptian nitrogen facility at the end of January, 2009 contributed $4-million in equity earnings to Agrium’s results this quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 6, 2009

The following interim management’s discussion and analysis (“MD&A”) updates our annual MD&A included in our 2008 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release. The major assumptions made in preparing our first half guidance are outlined below and include, but are not limited to:

•	Crop and fertilizer prices through the second quarter of 2009 approximating current prices;

•	Retail fertilizer sales volumes and gross margin percentages significantly below 2008 second quarter levels;

•	Wholesale nitrogen and phosphate sales volumes for the second quarter consistent with levels in the same quarter of 2008;

•	Wholesale potash sales volumes significantly below second quarter 2008 levels;

•	Wholesale purchase for resale sales volumes approximately double second quarter of 2008 levels due to the impact of acquisitions;

•	Wholesale production volumes below levels in the same quarter of 2008 with potash and phosphate production operating significantly below capacity due to market driven outages and turnarounds;

[1]	See disclosure in the section “Outlook, Key Risks and Uncertainties” in our 2009 first quarter MD&A and additional assumptions in the section “Management’s Discussion and Analysis”.

•	Average NYMEX gas price for the second quarter not deviating significantly from $4.40/MMBtu;

•	The exchange rate for the Canadian dollar, expressed in U.S. dollars, averaging C$1.28 to U.S.$1.00;

•	The guidance does not reflect the potential completion of a CF deal in the second quarter of 2009;

•	Urea sales prices to Argentine growers approximating import prices rather than a government capped price;

•

Stock based compensation expense reflecting Agrium’s stock price at the close of business on May 4, 2009 (U.S.$46.96) and a $1 change in stock price equating to approximately a $0.01 change in earnings per share; and,

•	The exclusion of mark-to-market gains or losses on non-qualifying commodity hedge positions settling in future periods.

2009 First Quarter Operating Results

NET EARNINGS

Agrium’s first quarter consolidated net loss was $60-million, or $0.38 diluted loss per share, compared to net earnings of $195-million, or $1.23 diluted earnings per share, for the same quarter of 2008. Net earnings before interest expense and income taxes (“EBIT”) was a loss of $56-million for the first quarter of 2009 compared with EBIT of $305-million for the first quarter of 2008. The decrease in EBIT was primarily due to lower gross profit from reduced potash sales volumes and lower selling prices for most products, as well as certain items noted below. A reconciliation of EBIT to net earnings is provided in the section “Non-GAAP Measures”.

Consolidated gross profit in the first quarter of 2009 was $273-million compared to $392-million in the first quarter of 2008. Contributions from the UAP business, partially offset by higher cost of inventory purchased when fertilizer prices were higher, resulted in a $27-million increase in gross profit in our Retail business unit. Wholesale gross profit decreased by $156-million primarily due to the large decline in potash sales volumes, lower prices for nitrogen, phosphate and product purchased for resale. Quarter-over-quarter gross profit for Advanced Technologies decreased $7-million due largely to volume decline in turf and ornamental products.

Expenses have increased $242-million quarter-over-quarter, primarily reflecting a combination of the following items:

•	$99-million increase in Retail’s selling expense resulting in selling expense of $198-million primarily due to the UAP business; and

•	$136-million increase in loss on derivative contracts primarily related to gas and power, resulting in $69-million hedging loss.

The effective tax rate was 31 percent for the first quarter of 2009, compared to 33 percent for the same quarter of 2008.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail results are not directly comparable to the same period last year due to the inclusion of UAP, which was acquired in May of 2008. Retail’s 2009 first quarter net sales were just over $1-billion, which was more than double the $394-million in the first quarter of 2008. Gross profit was $142-million in the first quarter of 2009, compared to $115-million for the same period last year. While gross profit was $27-million higher than last year, EBIT was significantly lower due to the higher selling and general and administrative costs associated with the addition of the UAP business. Retail EBIT was a loss of $94-million in the first quarter of 2009, versus a positive EBIT of $4-million in the first quarter of 2008 and a loss of $21-million in the first quarter of 2007.

Crop nutrients net sales reached $437-million this quarter, an increase of $188-million compared to the first quarter of 2008, due to the addition of UAP business and higher average selling prices. Gross profit was $18-million this quarter compared to $72-million in the first quarter of 2008. The decrease was primarily due to lower margins resulting from the carryover of higher priced crop nutrient inventories from the fall of 2008, which have been sold into a lower price environment this spring. This resulted in crop nutrient margins declining to an unprecedented 4 percent in the first quarter of 2009, compared to 29 percent in the first quarter of 2008. Over the past 10 years, retail crop nutrient margins in the first quarter have averaged 23 percent and the previous lowest year was in 2006 at 21 percent. Crop nutrient margins continue to rise in the second quarter of 2009 and are expected to reach normal levels once the majority of the higher priced nutrient inventory position is sold, which is anticipated by the end of the spring season.1 Nutrient sales volumes in the first quarter were also impacted by the late start to the spring season and what is expected to be lower demand for potash and phosphate through the spring compared to the same period last year. Sales volumes and margins at our South American operations were also significantly lower this quarter than the same period last year due to extremely dry conditions and the added challenge of uncertainty over government policies.

Crop protection net sales increased to $426-million this quarter, compared to $93-million in the first quarter of 2008. Our gross profit this quarter reached $77-million, more than double last year’s $29-million. The strength of earnings from this product line illustrates the benefits of the diversity in our Retail business. Most of the increase in sales and gross profits was due to the addition of UAP’s significant crop protection business, including a broad range of private label products. Crop protection product margins as a percentage of net sales were 18 percent for the first quarter of 2009 versus 31 percent for the first quarter of 2008. The lower margin was primarily due to the inclusion of UAP’s substantial wholesale crop protection business, which has a significantly lower percentage margin than the retail portion of the business. Last year’s figure also benefited from inventory appreciation for glyphosate products which is not expected to occur in 2009.

[1]	See disclosure in the section “Outlook, Key Risks and Uncertainties” in our 2009 first quarter MD&A and additional assumptions in the section “Management’s Discussion and Analysis”.

Net sales for seed, services and other increased to $188-million this quarter from $52-million in the first quarter of 2008. Gross profit was $47-million in the first quarter of 2009, compared to $14-million for the same period last year and slightly ahead of last year after accounting for the addition of UAP’s business.

Retail selling expenses for the first quarter of 2009 were $198-million, double last year’s level, due to the inclusion of UAP’s business and in line with our expectations. Selling expenses as a percentage of net sales in the first quarter of 2009 was 19 percent compared to 25 percent for the same period last year.

Wholesale

Wholesale’s net sales were $695-million for the first quarter of 2009 compared to $708-million for the first quarter of 2008. Lower sales volumes and prices for nitrogen and phosphate and substantially lower potash sales volumes, were largely offset by higher potash selling prices and increased product purchased for resale sales volumes reflecting the CMF acquisition. The decrease in sales volumes in the first quarter of 2009 was a result of a cautious approach to replenishing stocks by retailers and distributors, lower grower demand for potash and phosphate, and weather delays impacting the start of the spring season in some markets.

Gross profit was $117-million in the first quarter of 2009, a $156-million reduction from the $273-million recorded for the same period last year. EBIT of $57-million in the first quarter of 2009 was also lower than the $313-million for the same period last year due primarily to lower sales volumes for all three nutrients, and in particular for potash, lower sales prices for nitrogen and phosphate and higher cost of potash as a result of production curtailments.

Gross profit for nitrogen was $55-million this quarter, compared to $126-million in the same quarter last year. Nitrogen prices were lower than the same period last year across all products for both benchmark and Agrium’s realized prices. Sales volumes were 12 percent lower than the same period last year, due to lower sales from Profertil and lower UAN sales volumes. Cost of product was $258 per tonne this quarter, slightly lower than last year, as lower North American gas prices were largely offset by higher costs associated with market related plant shutdowns or reduced operating rates at a number of our facilities in 2009. The continued decline in North American gas costs through the first quarter of 2009 was not fully reflected in our average cost of product this quarter due to higher cost of product drawn from opening inventory. Agrium’s nitrogen margins averaged $82 per tonne this quarter, compared with $164 per tonne in the first quarter of last year. Urea margins remained well over $100 per tonne, while ammonia and UAN margins were challenged due to the lower operating rate for these two product groups and the much higher proportion of ammonia sales that go to the lower margin industrial business in the first quarter.

Agrium’s overall natural gas cost was $5.64/MMBtu in the first quarter of 2009 versus $6.42/MMBtu in the first quarter of 2008. The U.S. benchmark (NYMEX) natural gas price for the first quarter of 2008 was $4.86/MMBtu, versus $8.07/MMBtu in the same quarter last year and $6.82/MMBtu in the fourth quarter of 2008. The AECO (Alberta) basis differential narrowed to $0.32/MMBtu for the first quarter of 2009. Agrium’s average gas cost was higher than NYMEX this quarter due to realized losses on gas purchase contracts. We anticipate a significant decline in our overall gas cost in the second quarter of 2009.1

Phosphate gross profit was $26-million, compared to $44-million for the same quarter last year. Realized sales price of $559 per tonne was slightly less than $612 achieved in the same quarter last year. Sales volumes were 13 percent lower than the same quarter last year, but were significantly higher than the fourth quarter of 2008. Phosphate cost of product was $430 per tonne, a $59 per tonne decrease over the previous quarter and an increase of $8 per tonne compared to the same period last year. The over 10 percent decrease in cost versus the previous quarter was due primarily to lower ammonia and sulphur costs and the lower value of the Canadian dollar. Gross margin for phosphate was $129 per tonne compared with $190 per tonne in the first quarter of 2008.

Gross profit for potash was $21-million versus $87-million in the first quarter of 2008. Realized selling prices were almost double last year’s levels, however this was not enough to offset the impact of a significant decrease in sales volumes and higher per unit costs. Sales volumes decreased by 373,000 tonnes compared to the same period last year. International and domestic demand declined as a result of delivery contract expirations in China, credit issues in many other international markets and an increasingly cautious approach to replenishing stocks by retailers and distributors in North America and globally. Cost of product increased substantially from the fourth quarter of 2008 because of lower production volumes resulting in a larger proportion of fixed costs being allocated to fewer sales tonnes. Gross margin on a per tonne basis was $276 per tonne, which was well above the $194 per tonne in the first quarter of last year.

Net sales for product purchased for resale were more than five times that of last year’s levels, largely due to the addition of the European CMF business. Gross profit in the first quarter of 2009 was $2-million, or $4-million lower than the same period last year. The reduction was due to an $18-million inventory write-down this quarter as a result of net realizable value adjustments to our purchased product inventories.

Wholesale expenses were significantly higher than last year as a result of unrealized net mark-to-market losses of $31-million from natural gas and power derivatives and realized losses of $33-million on natural gas and power derivatives, compared to unrealized gains of $63-million and realized gains of $4-million on these derivatives the previous year. This was partially offset by a decrease in potash profit and capital taxes of $40-million due mainly to lower potash sales volumes.

[1]	See disclosure in the section “Outlook, Key Risks and Uncertainties” in our 2009 first quarter MD&A and additional assumptions in the section “Management’s Discussion and Analysis”.

Advanced Technologies

Advanced Technologies’ first quarter 2009 net sales were $67-million compared to $79-million in the first quarter of 2008. Net sales and gross profit were impacted by reduced volumes and margins in the turf and ornamental segment. This was due to lower household expenditures given the economic downturn, and some customers deferring purchases of controlled-release products across a variety of end-markets. However, our ESN net sales increased due to a 38 percent increase in ESN sales volumes this quarter, which more than offset lower ESN prices, due to the 26 percent decline in benchmark urea prices. Gross profit for Advanced Technologies was $10-million for the quarter, compared with $17-million for the same period last year, while EBITDA was $6-million, a decrease of $4-million versus the comparable period in 2008. The reduction in profit and earnings was due to weaker demand and margins from a number of our controlled-release products other than ESN, due to lower housing starts and a depressed economy. In the first quarter, ESN accounted for 33 percent of Advanced Technologies’ gross profit, more than double the same period last year.

In April, Agrium issued a notice exercising its option to acquire 50 percent of the issued and outstanding shares in the capital of Hanfeng Slow Release Fertilizer (Canada) Co. Ltd. (“Subco”), a wholly-owned subsidiary of Hanfeng Evergreen Inc. Subco owns a 50 percent interest through a joint venture arrangement in a sulfur coated urea (SCU) production facility in China with annual production of 50,000 tonnes. Agrium’s total investment in the project is anticipated to be approximately $3-million.

Other

EBIT for our Other non-operating business unit for the first quarter of 2009 was a loss of $20-million, relatively unchanged compared to a loss of $18-million for the first quarter of 2008.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the three-month period ended March 31, 2009.

As at (millions of U.S. dollars)	March 31, 2009	December 31, 2008	Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	86	374	(288)	Lower gross profit from decline in market conditions and net increase in non-cash working capital in first quarter of 2009, as well as pay-down of bank indebtedness.

Accounts receivable	1,292	1,223	69	Increased sales from CMF, increased Retail chemical rebates and potash profit tax refund, partially offset by 2008 federal income tax refund received during the first quarter of 2009.

Inventories	3,786	3,047	739	Increases in crop protection and seed inventories from delays in the spring season, as well as customers delaying purchases.

Prepaid expenses and deposits	704	475	229	Higher supplier prepayments and excess of quarterly potash profit tax installments over accrued expense.

Investment in marketable securities	88	—	88	See discussion under the Section “Business Acquisition”.
Current liabilities
Bank indebtedness	293	610	(317)	Portion of loans repaid from supplier rebates received and removal of EAgrium bank indebtedness as a result of the deconsolidation of EAgrium.

Accounts payable and accrued liabilities	3,269	2,200	1,069	Retail inventory purchases made in anticipation of the spring season and additional customer prepayments received but not yet drawn down due to delay in the season.
Working capital	2,394	2,309	85

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $68-million in the first quarter of 2009, a decrease of $322-million from $390-million in the same period of 2008. Driving this change was a decrease of $255-million in net earnings and a $223-million increase in non-cash working capital, partially offset by unrealized loss on gas and power derivative contracts and unrealized foreign exchange loss from the revaluation of Canadian denominated payables in U.S. companies and U.S. denominated receivables in Canadian companies.

Cash used in investing activities decreased by $2-million in the first quarter of 2009 due to lower capital expenditures offset by the $65-million purchase of CF shares (discussed further under the section “Business Acquisition”) in the first quarter of 2009.

Cash used in financing activities was $201-million in the first quarter of 2009 compared with cash provided by financing activities of $3-million in the same period in 2008. The change was due to a higher pay-down of our bank indebtedness from supplier rebates received in the first quarter of 2009 and funding obtained from long-term debt issued in the first quarter of 2008.

Short-term credit facilities available at March 31, 2009 a) b)	Total	Unutilized	Utilized
(millions of U.S. dollars)
Revolving credit facilities expiring 2010 and 2012	835	772	63
CMF credit facilities expiring in 2009	262	108	154
South American credit facilities expiring 2009 to 2012	229	153	76

	1,326	1,033	293

a)	We have committed facilities of $1.4-billion for the CF acquisition.
b)	As of March 31, 2009, $200-million was drawn on our accounts receivable securitization facility. For further information, see discussion under the section “Off-Balance Sheet Arrangements” on page 75 of our 2008 Annual Report.

OUTSTANDING SHARE DATA

The number and principal amount of outstanding shares as at April 30, 2009 were as follows:

Number of Shares (millions)
Common shares	157

As at April 30, 2009, there were approximately 1.1 million stock options outstanding and issuable assuming full conversion, where each option granted can be exercised for one common share.

There were no shares repurchased during the first quarter of 2009 under our normal course issuer bid.

SELECTED QUARTERLY INFORMATION

(Unaudited, in millions of U.S. dollars, except per share information)

	2009	2008				2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	$1,753	1,941	3,113	3,870	1,107	1,426	989	2,034	821
Gross profit	273	522	1,048	1,261	392	533	305	572	188
Net earnings (loss)	(60)	124	367	636	195	172	51	229	(11)
Earnings (loss) per share
-basic	$(0.38)	0.79	2.32	4.03	1.24	1.25	0.38	1.71	(0.08)
-diluted	$(0.38)	0.79	2.31	4.00	1.23	1.24	0.38	1.70	(0.08)

The agricultural products business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

BUSINESS ACQUISITION

On February 25, 2009, Agrium submitted a proposal to the board of directors of CF to acquire all of the capital stock of CF for cash and Agrium shares at $72.00 per CF share, or a total of approximately $3.6-billion, based on the closing price of Agrium shares on February 24, 2009. Agrium would fund the cash portion through available liquidity and committed financing. The board of directors of CF rejected Agrium’s proposal on March 9, 2009.

On March 16, 2009, Agrium commenced an exchange offer for all of the outstanding shares of CF (the “Offer”), pursuant to which CF stockholders would receive $31.70 in cash plus one common share of Agrium for each CF share. The Offer is subject to a number of conditions, including the negotiation of a definitive merger agreement and regulatory approvals under Canadian and U.S. antitrust legislation. The Canadian Competition Bureau and the Federal Trade Commission (United States) are reviewing the transaction. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act will expire on May 27, 2009. On March 27, 2009, Agrium announced an increase in the cash portion to $35.00, for an aggregate consideration of $1.8 billion in cash and 50.2 million shares. The Offer and withdrawal rights will expire on May 19, 2009, unless extended. The CF board of directors has rejected the Offer.

Agrium is fully committed to acquiring CF and continues to seek the engagement of CF board of directors in discussions with Agrium regarding a mutually beneficial transaction for our respective shareholders. Agrium has had extensive discussions with CF shareholders, who have advised Agrium that they favour a combination between Agrium and CF and want the CF board to engage in discussions with us. Agrium is prepared to increase its Offer further if CF can demonstrate additional value.

The rules of the Toronto Stock Exchange (“TSX”) do not require that we obtain the approval of our shareholders, but the TSX has the discretion to require us to obtain shareholder approval. During February 2009, we acquired 1.2 million shares of CF at an average cost of $52.34 for the total consideration of $65-million, the maximum allowed under FTC regulations. The shares are classified for accounting purposes as available for sale with changes to the fair value being recorded in other comprehensive income. At March 31, 2009, the fair value of the CF shares was $88-million.

EGYPT NITROGEN PROJECT

In the third quarter of 2008, we entered into an agreement with MOPCO, whereby MOPCO would acquire EAgrium and all related contractual obligations through a share exchange. The share exchange was completed on January 26, 2009, which resulted in our owning 26 percent of MOPCO. We no longer control our Egyptian operations and we account for our investment in MOPCO in the Wholesale business unit using the equity method.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Canadian Institute of Chartered Accountants’ Accounting Standards Board has published its strategic plan for convergence of Canadian generally accepted accounting standards with IFRS as issued by the International Accounting Standards Board. The changeover date for Canadian publicly accountable enterprises is January 1, 2011 and will require restatement of comparative figures.

Agrium is currently in the design and development phase of its IFRS transition plan. To date, progress remains on plan for a successful IFRS implementation.

At this time, the full impact of transitioning to IFRS on the Company’s future financial position and future operational results is not reasonably determinable or estimable. We continue to assess the available transitional exemption options along with the accounting policies under IFRS and the resulting impacts.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (net earnings before interest expense and income taxes) and EBITDA (net earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies.

EBIT and EBITDA are not recognized measures under GAAP, and our methods of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

The following is a reconciliation of EBITDA and EBIT to net earnings as calculated in accordance with GAAP:

(millions of U.S. dollars)	Three Months Ended March 31
	2009					2008
	Retail	Wholesale	Advanced Technologies	Other	Consolidated	Retail	Wholesale	Advanced Technologies	Other	Consolidated
EBITDA	(68)	79	6	(18)	(1)	13	335	10	(17)	341
Depreciation and amortization	26	22	5	2	55	9	22	4	1	36

EBIT	(94)	57	1	(20)	(56)	4	313	6	(18)	305

Interest expense					(31)					(13)
Income taxes					27					(97)

Net earnings					(60)					195

BUSINESS RISKS

The information presented on business risks on pages 85 – 90 in our 2008 Annual Report has not changed materially since December 31, 2008.

CONTROLS & PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Prices for most grains and oilseeds are lower than last year but remain well above the previous five year average. With volatility in both crop and crop input prices, there has been a greater degree of uncertainty over planting intentions in the Northern Hemisphere than usual this spring. The March 31 USDA Prospective Plantings report surprised many analysts with higher corn and lower soybean acreage than expected. Another surprising result in the report was that overall planted cropland was projected to be down 7.5 million acres (or 2 percent) in the U.S. If that level of acreage reduction were realized on a global scale, the impact on world crop production would be significant.

The global economic slow-down has led to some reduction in the forecast for global feed-grain consumption. This combined with record yields last year will result in an increase in the expected global grain ending stocks this year, although the global grain stocks-to-use ratio is expected to remain low by historic standards. Farm operating expenses including fertilizer, fuel, and other inputs are forecast to decline significantly in 2009 for the first time since 2002, which is expected to be supportive to farm margins.

North American demand for crop protection products and services is generally expected to be good this spring, although demand has been somewhat delayed due to the wet weather. The continued relatively high corn acreage, wet weather and reduced crop nutrient applications in the fall is expected to support this market segment. Glyphosate demand will be lower than last year due to farmers switching to more conventional forms of weed control such as plowing/tilling. Seed and application services by North American growers is expected to be strong in the second quarter of 2009.

The nitrogen market has been under pressure in the past few weeks, as demand has been sluggish and supply has increased due to plants coming back on stream in Western Europe. In addition, exportable urea supplies are expected to increase with the start-up of the new plant in Sohar, Oman. In the U.S., urea inventories were reported by The Fertilizer Institute (TFI) to be 29 percent below 2008 levels at the end of March. Nitrogen margins in North America, and more recently Europe, have been supported by reduced natural gas prices. Current urea prices are believed to be at, or below, the breakeven cost of production for producers in the Ukraine, where the Government has set a 2009 natural gas sales price significantly above European and North American spot prices. A risk to the market is alternative arrangements by Gazprom to sell direct to Ukrainian producers which could lower the purchase price for natural gas and reduce the floor price and/or a significant increase in urea exports from China when the export tax is lowered to 10 percent this summer.

Global demand and trade levels for potash have been significantly reduced in 2009, but new contracts completed by the major exporters indicate that the price has remained relatively firm to date. Key reasons for the significant drop in demand has been the delayed contract negotiations with China and India, credit issues globally and reduced application rates due to the reduction in crop prices compared to the previous year. The conclusion of negotiations with China and India will reduce the uncertainty in the market and should support the resumption of more normal trade levels with other buyers. While there have been significant potash production curtailments globally, inventories remain at high levels. We expect that demand will strengthen significantly in the fall of 2009, to make up for the significant decline in potash demand in the 2008/09 fertilizer year.

Demand for phosphate has also demonstrated a significant decline in 2008/09. India remains a very important player in the phosphate market. Indian DAP imports from the U.S. are up 21 percent in the fertilizer year to date and they have been the destination for over half of U.S. DAP and MAP exports. U.S. DAP and MAP inventories have fallen 24 percent since peaking in December, and dropped in March despite a 40 percent increase in production from February, 2009; however, they remain higher than average. Looking forward, most analysts expect that India will continue to be a major importer in 2009 and that activity from other importers will pick up in the fall, which would be expected to tighten supplies. A risk to the phosphate market is increased export supply from China in June and July as well as the end of the year when the export tax is reduced.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, its wholly-owned subsidiary North Acquisition Co. (“North”), their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated April 3, 2009 relating to the annual general meeting of its shareholders to be held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the MD&A section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, weather conditions, crop prices, the future supply, demand and price level for our major products, particularly crop protection and nutrient sales prices in the spring of 2009 for our Retail and Wholesale operations, seasonal fertilizer consumption given the significant decline in consumption in the fall of 2008, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium’s facilities, the exchange and tax rates for U.S., Canada and Argentina and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, current global financial crisis and changes in credit markets; the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted, timing and final terms of completion of the proposed CF acquisition, a potential inability for MOPCO to raise the required capital or the failure of the Egyptian government to issue all necessary approvals to complete the MOPCO expansion as planned, Egyptian and Argentinean governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2009 1st Quarter Conference Call will be available in a listen-only mode beginning Wednesday, May 6, 2009 at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Senior Director, Investor Relations

(403) 225-7357

Ashley Harris, Manager, Investor Relations

(403) 225-7437

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended March 31,
	2009	2008
Sales	1,795	1,161
Direct freight	42	54

Net sales	1,753	1,107
Cost of product	1,462	715
Inventory write-down	18	—

Gross profit	273	392
Expenses
Selling	204	103
General and administrative	44	33
Depreciation and amortization	31	13
Potash profit and capital tax	(23)	17
Other expenses (income) (note 3)	73	(79)

(Loss) earnings before interest and income taxes	(56)	305
Interest on long-term debt	25	11
Other interest	6	2

(Loss) earnings before income taxes	(87)	292
Income taxes	(27)	97

Net (loss) earnings	(60)	195

(Loss) earnings per share (note 4)
Basic	(0.38)	1.24
Diluted	(0.38)	1.23

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended March 31,
	2009	2008
Operating
Net (loss) earnings	(60)	195
Items not affecting cash
Inventory write-down	18	—
Depreciation and amortization	55	36
Stock-based compensation	10	(6)
Unrealized loss (gain) on derivative financial instruments	28	(63)
Unrealized foreign exchange loss	82	4
Future income taxes	6	23
Other	(31)	18
Net changes in non-cash working capital	(40)	183

Cash provided by operating activities	68	390

Investing
Acquisitions, net of cash acquired	(15)	—
Capital expenditures	(41)	(81)
Proceeds from disposal of property, plant, equipment and investments	1	7
Purchase of CF Industries Holdings, Inc. shares (note 2)	(65)	—
Other	(18)	(66)

Cash used in investing activities	(138)	(140)

Financing
Bank indebtedness	(193)	(86)
Long-term debt issued	—	96
Transaction costs on long-term debt	—	(2)
Share dividends paid	(9)	(9)
Shares issued, net of issuance costs	1	2
Other	—	2

Cash (used in) provided by financing activities	(201)	3

(Decrease) increase in cash and cash equivalents	(271)	253
Cash and cash equivalents – beginning of period	374	1,509
Deconsolidation of EAgrium subsidiary	(17)	—

Cash and cash equivalents – end of period	86	1,762

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	As at March 31,		As at December 31,
	2009	2008	2008
ASSETS
Current assets
Cash and cash equivalents	86	1,762	374
Accounts receivable	1,292	830	1,223
Inventories (note 5)	3,786	1,538	3,047
Prepaid expenses and deposits	704	292	475
Investment in marketable securities (note 2)	88	—	—

	5,956	4,422	5,119
Property, plant and equipment	1,428	1,779	2,036
Intangibles	653	76	653
Goodwill	1,794	177	1,783
Investment in equity investees (note 6)	330	77	71
Other assets	140	158	156

	10,301	6,689	9,818

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness (note 7)	293	80	610
Accounts payable and accrued liabilities	3,269	1,756	2,200

	3,562	1,836	2,810
Long-term debt (note 7)	1,614	878	1,622
Other liabilities	347	335	328
Future income tax liabilities	701	251	706
Non-controlling interests	13	105	242

	6,237	3,405	5,708
Shareholders’ equity	4,064	3,284	4,110

	10,301	6,689	9,818

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income and Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Millions of common shares	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income (note 8)	Total shareholders’ equity
December 31, 2008	157	1,961	8	2,313	(172)	4,110

Net loss				(60)		(60)
Cash flow hedges (a)					(1)	(1)
Available for sale financial instruments (b)					14	14
Foreign currency translation					(1)	(1)

Comprehensive income						(48)

Stock options exercised		2				2

March 31, 2009	157	1,963	8	2,253	(160)	4,064

December 31, 2007	158	1,972	8	1,024	84	3,088

Transition adjustment (c)				4		4

	158	1,972	8	1,028	84	3,092

Net earnings				195		195
Cash flow hedges (d)					12	12
Foreign currency translation					(17)	(17)

Comprehensive income						190

Stock options exercised		2				2

March 31, 2008	158	1,974	8	1,223	79	3,284

(a)	Net of tax of nil.
(b)	Net of tax of $9-million.
(c)	Adjustment at January 1, 2008 for adoption of accounting standards for inventory. Net of tax of $1-million.
(d)	Net of tax and non-controlling interest of $1-million and $6-million.

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2009

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

The agricultural products business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Significant accounting standard and policy changes

Description	Date and method of adoption	Impact
Goodwill and Intangible Assets establishes guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including guidance on pre-production and start-up costs, requiring that these costs be expensed as incurred. The current goodwill standards are carried forward unchanged.	January 1, 2009; prospective for intangible items initially expensed; retrospective for intangible items initially capitalized	No material impact on earnings or financial position

Recent accounting pronouncements not yet adopted

Description	Date and method of adoption	Impact
International Financial Reporting Standards (IFRS) – the Canadian Institute of Chartered Accountants Accounting Standards Board has published its strategic plan for convergence of Canadian generally accepted accounting standards with IFRS as issued by the International Accounting Standards Board. The changeover date for Canadian publicly accountable enterprises is January 1, 2011 and will require restatement of comparative figures.	January 1, 2011 or earlier; in accordance with IFRS 1	Currently being reviewed

Business Combinations, Consolidated Financial Statements and Non-controlling Interests amend previously existing standards on accounting for and reporting business acquisitions and non-controlling interests. The new standards change the recognition of assets and liabilities in purchase price allocations and require expensing of certain acquisition-related costs.	January 1, 2011 or earlier; in accordance with IFRS 1	Impact depends on nature of acquisitions

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2009

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

2.	BUSINESS ACQUISITIONS

UAP Holding Corp.

On May 5, 2008, the Company acquired 100 percent of the outstanding shares of UAP Holding Corp. (“UAP”), a distributor of a full range of crop protection products, nutrients, seed and services to growers across North America. During the first quarter of 2009, the allocation of assets acquired and liabilities assumed was finalized with no material changes from December 31, 2008.

CF Industries Holdings, Inc.

On March 16, 2009 (as amended on March 30, 2009), the Company filed an exchange offer to acquire all of the outstanding shares of CF Industries Holdings, Inc. (“CF”). Under the terms of the amended offer, for each CF share the CF stockholders have the choice of receiving one of the following:

•	$35.00 in cash and one common share of Agrium,

•	1.8685 common shares of Agrium, or

•	$75.30 in cash.

In total, a maximum of 46 percent of the shares tendered will be exchanged for cash and a maximum of 54 percent of the shares tendered will be exchanged for Agrium common shares. The total cash and stock to be paid by Agrium will be approximately $1.8-billion and 50.2 million Agrium common shares. The offer and withdrawal rights will expire on May 19, 2009, unless extended.

During February 2009, Agrium acquired 1.2 million shares of CF at an average cost of $52.34 for total consideration of $65-million. The investment is classified as available for sale with changes to the fair value recorded in other comprehensive income. At March 31, 2009, the fair value of the CF shares was $88-million.

3.	OTHER EXPENSES (INCOME)

	Three months ended March 31,
	2009	2008
Stock-based compensation	10	(6)
Loss (gain) on derivative financial instruments	69	(67)
Environmental remediation and accretion of asset retirement obligations	6	1
Interest income	(12)	(20)
Earnings in equity investees	(6)	(1)
Foreign exchange loss	6	—
Bad debt expense	5	1
Other taxes	6	4
Other	(11)	9

	73	(79)

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2009

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

4.	(LOSS) EARNINGS PER SHARE

	Three months ended March 31,
	2009	2008
Numerator
Net (loss) earnings	(60)	195

Denominator
Weighted-average number of shares outstanding for basic (loss) earnings per share	157	158
Dilutive instruments (a)
Stock options	—	1

Weighted-average number of shares outstanding for diluted (loss) earnings per share	157	159

Basic (loss) earnings per share	(0.38)	1.24
Diluted (loss) earnings per share	(0.38)	1.23

(a)	For diluted (loss) earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic (loss) earnings per share.

5.	INVENTORIES

	As at March 31,		As at December 31,
	2009	2008	2008
Raw materials	268	159	216
Finished goods	442	254	422
Product for resale	3,076	1,125	2,409

	3,786	1,538	3,047

Inventory is presented net of write-downs of $18-million.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2009

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

6.	INVESTMENT IN EQUITY INVESTEES

	As at March 31,			As at December 31,
	Interest	2009	2008	2008
MOPCO	26.0%	254	—	—
Hanfeng Evergreen Inc.	19.6%	72	73	67
Other		4	4	4

		330	77	71

The Company had been developing a urea facility through its EAgrium subsidiary. EAgrium construction was halted by the Egyptian government due to local opposition in April 2008. In August 2008, the Company negotiated an alternative agreement with the government resulting in Agrium acquiring a 26 percent equity position in an existing Egyptian nitrogen production facility owned by MISR Oil Processing Company, S.A.E. (“MOPCO”) of Egypt. The MOPCO facility started commercial production in the summer of 2008. Agrium acquired its 26 percent interest through an agreement exchanging its shares and all related contractual obligations of EAgrium for shares in MOPCO. Following completion of the agreement on January 26, 2009, Agrium no longer controls its Egypt operations and accounts for its investment in MOPCO in the Wholesale business unit using the equity method.

As at December 31, 2008, the Company adjusted the carrying value of its Egypt operations based on the fair value of the MOPCO interest received. Prior to such adjustment, the Egypt operations had a net carrying value of $295-million (net of non-controlling interest). The major categories of assets and liabilities of the EAgrium subsidiary were production assets under construction, accounts payable and accrued liabilities, and long-term debt. On adjusting the Egypt operations to fair value of $250-million, the Company recorded an impairment charge in its Wholesale business unit of $87-million ($45-million net of non-controlling interest).

The Company determined the fair value of the interest in MOPCO using an income approach, discounting a range of possible outcomes, with each possible outcome bearing different risk factors, at a risk-free rate plus an adjustment for the risk factors of each scenario. The analysis included various management estimates about future revenue, operating margins, growth rates, discount rates, terminal value and non-controlling interest discount. The assumptions included anticipated future cash flows, budgets and long-term business plans, marketplace information, industry data, economic analysis and contracts in place at the time of the analysis. Actual results could differ from management’s estimates and assumptions, potentially resulting in future impairment losses.

Hanfeng Evergreen Inc. is listed on the Toronto Stock Exchange. The investment is carried in the Advanced Technologies operating segment. The Company’s share of earnings for the three months ended March 31, 2009 was $2-million (three months ended March 31, 2008 – $1-million). The Company’s portion of cumulative undistributed earnings of Hanfeng at March 31, 2009 of $6-million (March 31, 2008 – $1-million) is included in retained earnings.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2009

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

7.	DEBT

	As at March 31,			As at December 31,
	2009			2008
	Total	Unutilized	Utilized	Utilized
Bank indebtedness (a)
Revolving credit facilities expiring 2010 and 2012 (b)	835	772	63	300
CMF credit facilities expiring in 2009 (c)	262	108	154	120
South American credit facilities expiring 2009 to 2012 (d)	229	153	76	70
EAgrium bridge loan	—	—	—	120

	1,326	1,033	293	610

Long-term debt (a)
Recourse
Unsecured
Floating rate bank loans due May 5, 2013			460	460
6.75% debentures due January 15, 2019			500	500
7.125% debentures due May 23, 2036			300	300
7.7% debentures due February 1, 2017			100	100
7.8% debentures due February 1, 2027			125	125
8.25% debentures due February 15, 2011			125	125
Secured
Other			15	24

			1,625	1,634
Transaction costs			(11)	(12)

			1,614	1,622

	Three months ended March 31,
Accounts receivable securitization	2009	2008
Proceeds from sales of receivables (e)	200	—

(a)	The Company has committed available facilities, subject to certain terms and conditions, of $1.4-billion for the CF acquisition not included in the table. The facilities are comprised of $1-billion of long-term debt with repayment terms of two to three years and $400-million of bank indebtedness. All facilities, if drawn, will bear interest at U.S. base rate plus a variable margin or LIBOR plus a variable margin. These facilities are available to fund a portion of the proposed acquisition of CF and cannot be used for other purposes.
(b)	The Company has issued letters of credit under its revolving credit facilities. Outstanding letters of credit at March 31, 2009 of $65-million reduce unutilized credit available under the facilities to $707-million.
(c)	Of the total, $186-million is secured. Security pledged for the utilized balance includes inventory, accounts receivable and other items with a total carrying value of $129-million. The facilities bear interest at various base rates plus a fixed or variable margin. Includes Euro debt of $61-million.
(d)	For the facilities utilized, $8-million is denominated in Argentine peso.
(e)	Proceeds from collections reinvested in revolving-period securitizations were $270-million for the three months ended March 31, 2009 (three months ended March 31, 2008 – nil).

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2009

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	As at March 31,		As at December 31,
	2009	2008	2008
Cash flow hedges, net of tax and non-controlling interest	5	32	6
Available for sale financial instruments, net of tax	14	—	—
Foreign currency translation	(179)	47	(178)

	(160)	79	(172)

9.	EMPLOYEE FUTURE BENEFITS

	Three months ended March 31,
	2009	2008
Defined benefit pension plans
Service cost for benefits earned	1	1
Interest cost on accrued benefit obligations	2	3
Expected return on plan assets	(2)	(3)
Net amortization and deferral	1	—

Net expense	2	1

Post-retirement benefit plans
Service cost for benefits earned during the period	1	1
Interest cost on accrued benefit obligations	1	1

Net expense	2	2

Defined contribution pension plans	9	10

Total expense	13	13

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2009

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

10.	FINANCIAL INSTRUMENTS

Risk management

In the normal course of business, the Company’s financial position, results of operation and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of the Company’s business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Company manages risk in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow and earnings.

Sensitivity analysis to risk is provided where the effect on net earnings or shareholders’ equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at March 31, 2009 to financial instruments outstanding on that date while assuming all other variables remain constant.

Market risk

(a)	Currency risk

U.S. dollar denominated transactions in our Canadian operations generates foreign exchange gains and losses which are recognized in net earnings. The U.S. dollar denominated balance in Canadian operations is $897-million. A strengthening of $0.01 in the U.S. dollar against the Canadian dollar would have increased net earnings by $6-million.

Balances in non-U.S. dollar subsidiaries (in U.S. dollar equivalent)	Canadian dollars	Euro
Cash and cash equivalents	(8)	15
Accounts receivable	66	81
Bank indebtedness	—	(61)
Accounts payable and accrued liabilities	(169)	(66)

	(111)	(31)

A foreign currency translation adjustment is recognized in other comprehensive income upon translation of our Canadian and European operations to U.S. dollars. A strengthening of $0.01 of the Canadian dollar against the U.S. dollar would have an impact of less than $1-million on comprehensive income. A $0.01 weakening of the Canadian dollar would have an equal but opposite impact. A strengthening of $0.01 of the Euro against the U.S. dollar would have an impact of less than $1-million on comprehensive income. A $0.01 weakening of the Euro would have an equal but opposite impact.

(b)	Commodity price risk

For natural gas derivative financial instruments outstanding at March 31, 2009, an increase of $0.10 per MMBtu would have increased net earnings by $3-million. A $0.10 decrease per MMBtu would have an equal but opposite impact.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2009

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

(c)	Interest rate risk

The Company’s cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. The Company manages its interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments.

Credit risk

There were no significant uncollectible trade receivable balances at March 31, 2009.

The Company may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. The Company manages this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade or higher credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. The Company also enters into master netting agreements that mitigate its exposure to counterparty credit risk. At March 31, 2009, all counterparties to derivative financial instruments have maintained an investment grade or higher credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative financial instruments.

Maximum credit exposure based on derivative financial instruments in an asset position	As at March 31,		As at December 31,
	2009	2008	2008
Foreign exchange contracts	—	87	—
Natural gas, power and nutrient contracts	16	74	21

	16	161	21

Liquidity risk

The Company’s bank indebtedness and accounts payable and accrued liabilities generally have contractual maturities of six months or less.

Fair values

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates their carrying value.

The fair value of derivative financial instruments is recorded as the estimated amount that the Company would receive or pay to terminate the contracts. Fair values are determined based on quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models. The Company’s derivative financial instruments measured at fair value on a recurring basis are derivative financial instruments measured using information classified as Level 2.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2009

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

The fair value of long-term debt at March 31, 2009 was $1,473-million (March 31, 2008 – $957-million, December 31, 2008 – $1,578-million). The carrying value of long-term debt at March 31, 2009 was $1,625-million (March 31, 2008 – $896-million, December 31, 2008 – $1,634-million). The weighted-average effective interest rate on long-term debt at March 31, 2009, was 6 percent (March 31, 2008 – 8 percent, December 31, 2008 – 6 percent). The fair value of long-term debt is determined using valuation techniques based on quoted prices for similar instruments.

The fair values of the Company’s derivative financial instruments correspond to their carrying values.

Fair value of available for sale financial instruments	As at March 31,		As at December 31,
	2009	2008	2008
Investments
Investment in marketable securities	88	—	—
Other assets	33	27	26

	121	27	26

Net fair value of held for trading financial instruments	As at March 31,		As at December 31,
	2009	2008	2008
Foreign exchange derivative financial instruments
Accounts receivable	—	86	—
Other assets	—	1	—
Accounts payable and accrued liabilities	(14)	—	(18)

	(14)	87	(18)

Interest rate derivative financial instruments
Accounts payable and accrued liabilities	—	(9)	—
Other liabilities	—	(46)	—

	—	(55)	—

Natural gas, power and nutrient derivative financial instruments
Accounts receivable	3	49	5
Other assets	13	25	16
Accounts payable and accrued liabilities	(73)	(2)	(64)
Other liabilities	(26)	(1)	(11)

	(83)	71	(54)

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2009

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

11.	CAPITAL MANAGEMENT

The Company manages capital by monitoring the ratios outlined in the table below. Net debt includes bank indebtedness and long-term debt including the current portion, net of cash and cash equivalents. Equity includes shareholders’ equity. EBITDA is net (loss) earnings before interest expense, income taxes, depreciation, amortization and asset impairment. Interest includes interest on long-term debt plus other interest. The measures of debt, equity and EBITDA described above are non-GAAP financial measures which do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers.

	As at March 31,		As at December 31,
	2009	2008	2008
Net debt to net debt plus equity (%)	31	(32)	31
EBITDA interest coverage (multiple)	—	26.2	22.1

The Company’s revolving credit facilities require the Company maintain a specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. The Company was in compliance with all covenants at March 31, 2009.

Normal course issuer bid

There were no shares repurchased during the first quarter of 2009.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2009

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

12.	SEGMENTATION

	Three months ended March 31,
	2009	2008
Consolidated net sales
Retail (a)
Crop nutrients	437	249
Crop protection products	426	93
Seed, services and other	188	52

	1,051	394

Wholesale (b)
Nitrogen	229	327
Potash	42	131
Phosphate	113	142
Product purchased for resale	266	51
Other	45	57

	695	708

Advanced Technologies (c)	67	79
Other	(60)	(74)

	1,753	1,107

Consolidated net (loss) earnings
Retail	(94)	4
Wholesale	57	313
Advanced Technologies	1	6
Other	(20)	(18)

(Loss) earnings before interest and income taxes	(56)	305
Interest on long-term debt	25	11
Other interest	6	2

(Loss) earnings before income taxes	(87)	292
Income taxes	(27)	97

	(60)	195

(a)	Includes inter-segment sales of $1-million (three months ended March 31, 2008 – $1-million).
(b)	Includes inter-segment sales of $42-million (three months ended March 31, 2008 – $62-million).
(c)	Includes inter-segment sales of $17-million (three months ended March 31, 2008 – $11-million).

AGRIUM INC.

Segmentation

(Unaudited – millions of U.S. dollars)

Schedule 1

		Three Months Ended March 31
		Retail		Wholesale		Advanced Technologies		Other		Total
		2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Net Sales	– external	1,050	393	653	646	50	68	—	—	1,753	1,107
	– inter-segment	1	1	42	62	17	11	(60)	(74)	—	—

	Total net sales	1,051	394	695	708	67	79	(60)	(74)	1,753	1,107
	Cost of product	909	279	560	435	57	62	(64)	(61)	1,462	715
	Inventory write-down	—	—	18	—	—	—	—	—	18	—

	Gross profit	142	115	117	273	10	17	4	(13)	273	392

	Gross profit (%)	14	29	17	39	15	22			16	35

	Selling expenses	198	99	8	5	1	1	(3)	(2)	204	103

	EBITDA (1)	(68)	13	79	335	6	10	(18)	(17)	(1)	341

	EBIT (2)	(94)	4	57	313	1	6	(20)	(18)	(56)	305

(1)	Net earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.
(2)	Net earnings (loss) before interest expense and income taxes.

AGRIUM INC.

Product Lines

Three Months Ended March 31

(Unaudited – millions of U.S. dollars)

Schedule 2

	2009								2008
	Net Sales	Cost of Product	Net Inventory Write-down	Gross Profit	Sales Tonnes (000’s)	Selling Price ($/Tonne)	Cost of Product and Inventory Write-down ($/Tonne)	Margin ($/Tonne)	Net Sales	Cost of Product	Gross Profit	Sales Tonnes (000’s)	Selling Price ($/Tonne)	Cost of Product ($/Tonne)	Margin ($/Tonne)
Wholesale
Nitrogen	229	174	—	55	673	340	258	82	327	201	126	768	426	262	164
Potash	42	21	—	21	76	553	277	276	131	44	87	449	292	98	194
Phosphate	113	87	—	26	202	559	430	129	142	98	44	232	612	422	190
Other	45	32	—	13	145				57	47	10	168
Product purchased for resale	266	246	18	2	883	301	299	2	51	45	6	112	455	401	54

	695	560	18	117	1,979	351	292	59	708	435	273	1,729	409	251	158

Retail (1)
Crop nutrients	437	419	—	18					249	177	72
Crop protection products	426	349	—	77					93	64	29
Seed, services and other	188	141	—	47					52	38	14

	1,051	909	—	142					394	279	115

Advanced Technologies (2)
Turf and ornamental	43	37	—	6					59	46	13
Agriculture	24	20	—	4					20	16	4

	67	57	—	10					79	62	17

Other inter-segment eliminations	(60)	(64)	—	4					(74)	(61)	(13)

Total	1,753	1,462	18	273					1,107	715	392

(1)	International retail net sales were $20-million (2008 – $29-million) and gross profit was $4-million (2008 – $7-million).
(2)	The current presentation has been revised from prior periods to revise the categories.

AGRIUM INC.

Selected Sales Prices and Volumes

(Unaudited)

Schedule 3

	Three Months Ended March 31,
	2009		2008
	Sales Tonnes (000’s)	Selling Price ($/Tonne)	Sales Tonnes (000’s)	Selling Price ($/Tonne)
Nitrogen
Domestic
Ammonia	141	361	162	459
Urea	359	355	325	458
Other	117	284	155	335

Total domestic nitrogen	617	343	642	429
International nitrogen	56	311	126	409

Total nitrogen	673	340	768	426

Potash
Domestic	19	751	237	341
International	57	479	212	235

Total potash	76	553	449	292

Phosphate	202	559	232	612

Ammonium sulfate	106	224	75	281

Other	39		93

Product purchased for resale	883	301	112	455

Total Wholesale	1,979	351	1,729	409